UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number 0-28350

                       Smith Barney Principal Plus Futures Fund L.P.
             (Exact name of registrant as specified in its charter)

                        388 Greenwich Street - 7th Floor,
                            New York, New York 10013
                                 (212) 723-5424
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Units of Limited Partnership Interest
            (Title of each class of securities covered by this Form)
                                      None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
   Rule 12g-4(a)(1)(i)        |X|           Rule 12h-3(b)(1)(i)        |X|
   Rule 12g-4(a)(1)(ii)                     Rule 12h-3(b)(1)(ii)
   Rule 12g-4(a)(2)(i)                      Rule 12h-3(b)(2)(i)
   Rule 12g-4(a)(2)(ii)                     Rule 12h-3(b)(2)(ii)
                                            Rule 15d-6


     Approximate number of holders of record as of the certification or notice date: 0



Pursuant to the requirements of the Securities Exchange Act of 1934, Citigroup Managed Futures LLC, as general partner of Smith Barney Principal Plus Futures Fund L.P., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  April 29, 2003
                                                By:
                                                 /s/  David J. Vogel
                                               Name:  David J. Vogel
                                               Title:  Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                           Willkie Farr & Gallagher
                              787 Seventh Avenue
                             New York, N.Y. 10019








April 29, 2003

Securities and Exchange Commission
EDGAR Filer Support
Washington, D.C.  20549

RE:  Smith Barney Principal Plus Futures Fund L.P.
     Termination of Registration
     File No. 0-28350

Ladies and Gentlemen:

On behalf of Smith Barney Principal Plus Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rules 12g-4(a)(1)(i) and 12h-3(b)(1)(i), one Form 15 in order to terminate the registration of the Partnership.

Should you have any questions regarding this matter, please telephone me at
(212) 728-8727.

Very truly yours,

/s/ Rita M. Molesworth
    Rita M. Molesworth



Encl.

Smith Barney Principal PLUS
Futures Fund L.P.
(Partnership in Liquidation)

Financial Statements
for the period from
January 1, 2003 to
February 17, 2003
(termination of operations)




CITIGROUP MANAGED FUTURES LLC

                           To The Limited Partners of
                           Smith Barney Principal PLUS
                                Futures Fund L.P.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.






By:/s/Daniel R. Mcauliffe, Jr.
      Daniel R. McAuliffe, Jr.
      Chief Financial Officer and Director
      Citigroup Managed Futures LLC
      General Partner, Smith Barney Principal PLUS
      Futures Fund L.P.

Citigroup Managed Futures LLC
388 Greenwich Street
7th Floor
New York, N.Y.  10013
212-723-5424

                         Report of Independent Auditors

To the Partners of
   Smith Barney Principal PLUS Futures Fund L.P. (Partnership in Liquidation):

We have audited the accompanying statement of financial condition of Smith Barney Principal PLUS Futures Fund L.P. (Partnership in Liquidation) (the Partnership), as of February 17, 2003 (termination of operations) and December 31, 2002, and the related statements of income and expenses, and partners' capital for the period from January 1, 2003 to February 17, 2003 and the year ended December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Partnership for the year ended December 31, 2001 were audited by other auditors whose report dated February 28, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 8 to the financial statements, during 2003, the Partnership announced its intention to dissolve the Partnership. Accounting principles generally accepted in the United States of America require that an entity that no longer intends to operate as a going-concern use the liquidation basis of accounting. As a result, the Partnership changed its basis of accounting, effective January 1, 2003, from the going concern basis to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Barney Principal PLUS Futures Fund L.P. (Partnership in Liquidation) as of February 17, 2003 and December 31, 2002 and the results of its operations and changes in its partners' capital for the period from January 1, 2003 to February 17, 2003 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America on the basis described in the preceding paragraph.

KPMG LLP
New York, New York
April 18, 2003

                        Report of Independent Accountants

To the Partners of
   Smith Barney Principal PLUS Futures Fund L.P.:

In our opinion, the accompanying statements of income and expenses and partners' capital present fairly, in all material respects, the results of the Smith Barney Principal PLUS Futures Fund L.P.'s operations for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the General Partner; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management of the General Partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
February 28, 2002

                           Smith Barney Principal PLUS
                                Futures Fund L.P.
                        Statements of Financial Condition
                  February 17, 2003 (termination of operations)
                              and December 31, 2002

                                                                                    2003**              2002
Assets:
Equity in commodity futures trading account:
   Cash (restricted $0 and $907,467 in 2003 and 2002, respectively) (Note 3c)      $12,088,221         $3,081,887
   Net unrealized (depreciation) appreciation on open positions*                        (1,717)           469,604
   U.S. Treasury zero coupon bonds, $8,629,000 principal amount, in 2002 due February 15, 2003, at fair value (amortized cost $8,605,473 in
    2002) (Notes 1 and 2)                                                                    -          8,615,194
                                                                                 -------------      ------------
                                                                                    12,086,504         12,166,685
  Receivable from SSB on sale of U.S. Treasury zero coupon bonds                             -             79,871
  Interest receivable                                                                    1,310              2,560
                                                                                  -------------      ------------
                                                                                   $12,087,814        $12,249,116
                                                                                  -------------      ------------

Liabilities and Partners' Capital:
Liabilities:
  Accrued expenses:
   Commissions (Note 3c)                                                               $10,148     $       21,377
   Management fees (Note 3b)                                                             4,003              8,432
   Incentive fees (Note 3b)                                                             26,260             19,750
   Professional fees                                                                    51,761             43,361
   Other                                                                                 6,860              5,010
  Redemptions payable (Note 5)                                                               -            111,619
                                                                                  -------------      ------------
                                                                                        99,032            209,549
Partners' Capital (Notes 1 and 5):
  General Partner, 376 Unit equivalents outstanding in 2003 and 2002                   522,399            524,610
  Limited Partners, 8,253 Units of Limited Partnership Interest outstanding
   in 2003 and 2002                                                                 11,466,383         11,514,957
                                                                                  -------------      ------------
                                                                                    11,988,782         12,039,567
                                                                                  -------------      ------------
                                                                                   $12,087,814        $12,249,116
                                                                                   ===========         ==========

* Forward contracts in this balance are presented gross in the accompanying Condensed Schedule of Investments.

**  Presented on a liquidation basis of accounting.

See accompanying notes to financial statements.

                           Smith Barney Principal PLUS
                                Futures Fund L.P.
                        Condensed Schedule of Investments
                                February 17, 2003
                           (termination of operations)


Sector                        Contract                                                 Fair Value

Metals
                              Unrealized appreciation on forward contracts 0.03%       $   3,727
                              Unrealized depreciation on forward contracts (0.04)%        (5,444)
    Total Metals  (0.01)%        Total forward contracts (0.01)%                          (1,717)
                                                                                        ---------
Total Investments (0.01)%                                                              $  (1,717)
                                                                                       ==========


                                                        Investments         % of Investments
                     Country Composition                 at Value               at Value
                                                      ---------------------------------------
                     United Kingdom                     $  (1,717)               100.00%
                                                       ======================================


Percentages are based on Partners' capital unless otherwise indicated

See accompanying notes to financial statements

                           Smith Barney Principal PLUS
                                Futures Fund L.P.
                        Condensed Schedule of Investments
                                December 31, 2002

Sector                                             Contract                                                   Fair Value
Currencies                                         Futures contracts purchased  1.92%                       $ 230,637
                                                   Futures contracts sold  0.13%                               15,275
                                                                                                             ---------
                                                      Total futures contracts 2.05%                            245,912

                                                   Unrealized appreciation on forward contracts  0.38%         46,627
                                                   Unrealized depreciation on forward contracts  (0.12)%      (14,601)
                                                                                                              ---------
                                                      Total forward contracts 0.26%                            32,026
                                                                                                              ---------
    Total Currencies  2.31%                                                                                   277,938

Energy                                             Futures contracts purchased 0.18%                           21,911
                                                   Futures contracts sold  0.00%*                                 410
                                                                                                               -------
    Total Energy  0.18%                                                                                        22,321

Total Interest Rates U.S.  0.52%                   Futures contracts purchased 0.52%                           62,100
                                                                                                               --------
Total Interest Rates Non-U.S  0.62%                Futures contracts purchased 0.62%                           74,608
                                                                                                               ---------
Metals                                             Futures contracts purchased (0.03)%                         (3,015)
                                                   Unrealized appreciation on forward contracts  0.34%         40,849
                                                   Unrealized depreciation on forward contracts  (0.22)%      (26,632)
                                                                                                               ---------
                                                      Total forward contracts 0.12%                            14,217
                                                                                                               ---------
    Total Metals  0.09%                                                                                        11,202
                                                                                                              ---------
Total Grains  0.08%                                Futures contracts sold  0.08%                                9,972
                                                                                                              ---------
Total Indices  0.10%                               Futures contracts sold 0.10%                                11,463
                                                                                                              ---------
Total Fair Value of Future and Forward Positions 3.90%                                                         469,604
                                                                                                              ---------
Total U.S. Treasury Zero Coupon Bonds 71.56%       U.S. Treasury Zero Coupon Bonds, $8,629,000
                                                   principal amount 2/15/2003 (amortized cost
                                                   $8,605,473)  71.56%                                       8,615,194
                                                                                                             ---------
Total Investments  75.46%                                                                                   $9,084,798
                                                                                                             =========
                                                      Investments           % of Investments
                     Country Composition                at Value                at Value
                     -------------------------     ------------------------------------------
                     Australia                              $(662)                (0.01)%
                     Canada                                   380                  0.00*
                     Germany                               61,818                  0.68
                     Hong Kong                              3,661                  0.04
                     Japan                                  5,181                  0.06
                     Spain                                  2,378                  0.03
                     United Kingdom                        33,732                  0.37
                     United States                      8,978,310                 98.83
                                                       ----------------------------------
                                                       $9,084,798                100.00%
                                                       ==================================

Percentages are based on Partners' capital unless otherwise indicated *Due to rounding
See accompanying notes to financial statements

                           Smith Barney Principal PLUS
                                Futures Fund L.P.
                        Statements of Income and Expenses
            for the period from January 1, 2003 to February 17, 2003
                     (termination of operations) and for the
                     years ended December 31, 2002 and 2001

                                                                      2003*            2002              2001
Income:
  Net gains (losses) on trading of commodity interests:
   Realized gains on closed positions and
    foreign currencies                                              $491,865       $1,383,740          $639,616
   Change in unrealized (losses) gains on open positions            (471,321)         141,606          (150,853)
                                                                 -----------     ------------       -----------
                                                                      20,544        1,525,346           488,763
  Realized (loss) gains on sale of U.S. Treasury zero
   coupon bonds                                                      (40,234)          16,876            40,999
  Change unrealized (depreciation) appreciation on U.S.
   Treasury zero coupon bonds                                         (9,721)        (309,686)          179,307
  Interest income (Notes 2d and 3c)                                   67,681          556,588           650,762
                                                                 -----------     ------------       -----------
                                                                      38,270        1,789,124         1,359,831
Expenses:
  Brokerage commissions including clearing fees of $2,284,
   $21,342 and $19,702, respectively (Note 3c)                        40,193          271,564           247,193
  Management fees (Note 3b)                                           12,352           88,522            75,292
  Incentive fees (Note 3b)                                            26,260          257,914            69,802
  Professional fees                                                    8,400           50,792            46,026
  Other expenses                                                       1,850            5,759             9,432
                                                                  -----------     ------------       -----------
                                                                      89,055          674,551           447,745
                                                                  -----------     ------------       -----------
Net income (loss)                                                   $(50,785)      $1,114,573          $912,086
                                                                   =========        =========          =========

Net income (loss) per Unit of Limited Partnership Interest and
  General Partner Unit equivalent (Notes 1 and 6)                     $(5.88)         $119.68            $87.28
                                                                   =========        =========           =========

* Presented on a liquidation basis of accounting.
See accompanying notes to financial statements.

                           Smith Barney Principal PLUS
                                Futures Fund L.P.
                         Statements of Partners' Capital
            for the period from January 1, 2003 to February 17, 2003
                     (termination of operations) and for the
                     years ended December 31, 2002 and 2001

                                                            Limited               General
                                                            Partners              Partner              Total
Partners' capital at December 31, 2000                     $12,699,134             $446,793          $13,145,927
Net Income                                                     879,268               32,818              912,086
Redemption of 1,429 Units of Limited
   Partnership Interest                                     (1,769,289)                  --           (1,769,289)
                                                          ------------         ------------        -------------
Partners' capital at December 31, 2001                      11,809,113              479,611           12,288,724
Net Income                                                   1,069,574               44,999            1,114,573
Redemption of 1,005 Units of Limited
   Partnership Interest                                     (1,363,730)                  --           (1,363,730)
                                                          ------------         ------------        -------------
Partners' capital at December 31, 2002                      11,514,957              524,610           12,039,567
Net loss*                                                      (48,574)              (2,211)             (50,785)
                                                          ------------         ------------        -------------
Partners' capital at February 17, 2003*                    $11,466,383             $522,399          $11,988,782
                                                           ===========          ===========           ==========



* Presented on a liquidation basis of accounting.
See accompanying notes to financial statements.

                           Smith Barney Principal PLUS
                                Futures Fund L.P.
                          (Partnership in Liquidation)
                          Notes to Financial Statements

1.  Partnership Organization:

Smith Barney Principal PLUS Futures Fund L.P. (the "Partnership") is a limited partnership which was initially organized on January 25, 1993 under the partnership laws of the State of New York and was capitalized on April 12, 1995. No activity occurred between January 25, 1993 and April 12, 1995. The Partnership engages in the speculative trading of a diversified portfolio of commodity interests including futures contracts, options and forward contracts. The commodity interests that are traded by the Partnership are volatile and involve a high degree of market risk. The Partnership maintained a portion of its assets in principal amounts stripped from U.S. Treasury Bonds under the Treasury's STRIPS program which matured on February 15, 2003 ("Zero Coupons"). The Partnership, pursuant to the Limited Partnership Agreement, terminated on February 17, 2003. As a result, the Partnership changed the basis of accounting with effect to the period ending February 17, 2003 from the going concern basis to a liquidation basis. Liquidation basis accounting requires the Partnership to record assets and liabilities at value to be achieved in liquidation (see Note
8).

Smith Barney Futures Management LLC acts as the general partner (the "General Partner") of the Partnership. The Partnership's commodity broker is Salomon Smith Barney Inc. ("SSB"). SSB is an affiliate of the General Partner. The General Partner is wholly owned by Salomon Smith Barney Holdings Inc. ("SSBHI"), which is the sole owner of SSB. SSBHI is a wholly owned subsidiary of Citigroup Inc.

The General Partner and each limited partner share in the profits and losses of the Partnership in proportion to the amount of partnership interest owned by each except that no limited partner shall be liable for obligations of the Partnership in excess of their initial capital contribution and profits, if any, net of distributions. The following notes relate to the Partnership while it was in operation.

2.  Accounting Policies:

a. All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statement of financial condition at fair value on the last business day of the year, which represents market value for those commodity interests for which market quotations are readily available. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains (losses) and changes in unrealized gains (losses) on open positions are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

b. The Partnership may purchase and write (sell) options. An option is a contract allowing, but not requiring, its holder to buy (call) or sell
     (put) a specific or standard commodity or financial instrument at a specified price during a specified time period. The option premium is the total price paid or received for the option contract. When the Partnership writes an option, the premium received is recorded as a liability in the statement of financial condition and marked to market daily. When the Partnership purchases an option, the premium paid is recorded as an asset in the statement of financial condition and marked to market daily. c. Income taxes have not been provided as each partner is individually liable for the taxes, if any, on their share of the Partnership's income and expenses.

d. The original issue discount on the Zero Coupons is being amortized over their life using the interest method and is included in interest income.

e. Zero Coupons are recorded in the statement of financial condition at fair value. Realized gain (loss) on the sale of Zero Coupons is determined on the amortized cost basis of the Zero Coupons at the time of sale.

f. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.  Agreements:

    a. Limited Partnership Agreement:

     The General Partner administers the business and affairs of the Partnership including selecting one or more advisors to make trading decisions for the Partnership.

    b. Management Agreements:

     The General Partner, on behalf of the Partnership, has entered into a Management Agreement with Tucson Asset Management Inc., Potomac Portfolios LLC and Quest Partners LLC (collectively, the "Advisors"), which provides that the Advisors have sole discretion in determining the investment of the assets of the Partnership allocated to each Advisor by the General Partner. As compensation for services, the Partnership is obligated to pay a monthly management fee of 1/6 of 1% (2% per year) of 135% of month-end Net Assets allocated to each Advisor. Month-end Net Assets, for the purpose of calculating management fees are Net Assets, as defined in the Limited Partnership Agreement, (excluding the fair value of the U.S. Treasury zero coupon bonds), prior to the reduction of redemptions and incentive fees. The Management Agreement was effective until February 17, 2003, the date the Partnership terminated operations.

     The Partnership will also pay an incentive fee payable quarterly equal to 20% of New Trading Profits, as defined in the Management Agreement. On July 12, 2002 Quest Partners LLC was added as an Advisor to the Partnership and on July 23, 2002 Potomac Portfolios LLC was added as an Advisor to the Partnership.
 c. Customer Agreement:

     The Partnership has entered into a Customer Agreement with SSB whereby SSB provides services which include, among other things, the execution of transactions for the Partnership's account in accordance with orders placed by the Advisors. Prior to March 1, 2001 the Partnership was obligated to pay a monthly brokerage fee to SSB equal to 7/12 of 1 % of month-end Net Assets (7% per year) in lieu of brokerage commissions on a per trade basis. Effective March 1, 2001, the Partnership is obligated to pay a monthly brokerage fee to SSB equal to 5/12 of 1% of 135% of month-end Net Assets (5% per year) in lieu of brokerage commissions on a per trade basis. Month-end Net Assets, for the purpose of calculating commissions are Net Assets, as defined in the Limited Partnership Agreement, (excluding the fair value of the U.S. Treasury zero coupon bonds), prior to the reduction of all liabilities of the Partnership. A portion of this fee is paid to employees of SSB who have sold Units of the Partnership. This fee does not include exchange, clearing, user, give-up, floor brokerage and National Futures Association fees which will be borne by the Partnership. All of the Partnership's assets are deposited in the Partnership's account at SSB. The Partnership maintains a portion of these assets in Zero Coupons and a portion in cash. The Partnership's cash is deposited by SSB in segregated bank accounts, to the extent required by Commodity Futures Trading Commission regulations. At February 17, 2003, no cash was held for margin requirements. At December 31, 2002, the amount of cash held for margin requirements was $907,467. SSB will pay the Partnership interest on 80% of the average daily equity maintained in cash in its account during each month at a 30-day U.S. Treasury bill rate determined weekly by SSB based on the average noncompetitive yield on 3-month U.S. Treasury bills maturing in 30 days from the date on which such weekly rate is determined. The Customer Agreement between the Partnership and SSB gives the Partnership the legal right to net unrealized gains and losses. The Customer Agreement may be terminated by either party; however, it was terminated on February 17, 2003, the date the Partnership terminated operations.

4.  Trading Activities:

     The Partnership was formed for the purpose of trading contracts in a variety of commodity interests, including derivative financial instruments and derivative commodity instruments. The results of the Partnership's trading activities are shown in the statement of income and expenses.

     All of the commodity interests owned by the Partnership are held for trading purposes. The average fair value of these commodity interests, including options thereon, if applicable, at February 17, 2003 and December 31, 2002, based on a monthly calculation, was $127,461 and $257,804, respectively.

5.  Distributions and Redemptions:

     Distributions of profits, if any, will be made at the sole discretion of the General Partner. On 10 days notice to the General Partner, a limited partner may require the Partnership to redeem their Units at its Redemption Net Asset Value as of the last day of a quarter.

6.   Financial Highlights:

     Changes in the net asset value per Unit of Partnership interest for the period from January 1, 2003 to February 17, 2003 (termination of operations) and for the years ended December 31, 2002 and 2001 were as follows:

                                                                       2003               2002              2001

    Net realized and unrealized gains (losses)*                        $(2.27)         $134.46             $24.69
    Realized and unrealized appreciation (depreciation) on Zero
     Coupons                                                            (5.79)          (32.37)             20.35
    Interest income                                                      7.85            61.45              61.28
    Expenses**                                                          (5.67)          (43.86)            (19.04)
                                                                     ----------        ----------         ----------
    (Decrease) increase for period                                      (5.88)          119.68              87.28
    Net asset value per Unit, beginning of period                    1,395.24         1,275.56           1,188.28
                                                                    ----------        ----------         ----------
    Net asset value per Unit, end of period                         $1,389.36        $1,395.24          $1,275.56
                                                                    =========        =========           =========


    * Includes brokerage commissions
    **Excludes brokerage commissions
    Ratios to average net assets: *****
     Net investment income before incentive fees***                     0.3%                1.1%               2.1%
     Incentive fees                                                    (1.7)%              (2.1)%             (0.5)%
                                                                      -------              ----               -----
     Net investment income (loss) after incentive fees                 (1.4)%              (1.0)%              1.6%
                                                                       =====               =====               =====

     Net income (loss) before incentive fees****                       (1.6)%              11.3%               7.6%
     Incentive fees****                                                (1.7)%              (2.1)%             (0.5)%
                                                                       -------              ----              -----
     Net income (loss) after incentive fees****                        (3.3)%               9.2%               7.1%
                                                                        =====             ======               =====


     Operating expenses                                                 4.2%                3.4%               3.0%
     Incentive fees                                                     1.7%                2.1%               0.5%
                                                                       -------              ----              -----
     Total expenses                                                     5.9%                5.5%               3.5%
                                                                       =====               =====              =====
     Total return:
     Total return before incentive fees                                (0.2)%              11.7%               7.9%
     Incentive fees                                                    (0.2)%              (2.3)%             (0.5)%
                                                                      -------              ----               -----
     Total return after incentive fees                                 (0.4)%               9.4%               7.4%
                                                                       =====               =====              =====

    *** Interest income less total expenses (exclusive of incentive fees). **** Supplemental information not required.
    *****Annualized for 2003.

     The above ratios may vary for individual investors based on the timing of capital transactions during the year.

7.  Financial Instrument Risks:

     In the normal course of its business, the Partnership is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract.

     Market risk is the potential for changes in the value of the financial instruments traded by the Partnership due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

     Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statement of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership's assets is SSB.

     The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk-adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

8.  Liquidation of Partnership:

     In accordance with the Limited Partnership Agreement, the Partnership's operations were terminated on February 17, 2003. Distribution of the Partnership's capital was made on February 28, 2003, subsequent to the termination of operations. At February 17, 2003, the Partnership held open forward contracts which were required to be held to maturity (May 9, 2003). Therefore, the Partnership has entered into offsetting contracts at the same price and settlement date to fully hedge these positions.

     As a result of the liquidation, the Partnership changed the basis of accounting with effect to January 1, 2003, from the going concern basis to a liquidation basis.

     On February 28, 2003 the final proceeds were credited to the Limited Partners' securities account.